

September 23, 2014

Via E-mail
Edward Myles
Interim President, Chief Operating Officer and Chief Financial Officer
Advanced Cell Technology, Inc.
33 Locke Drive
Marlborough, Massachusetts 01752

> **Re: Advanced Cell Technology, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 10, 2014**
> **File No. 000-50295**

Dear Mr. Myles:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Daniel Greenspan *for*

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
William D. Collins, Esq.
Goodwin Procter LLP
Exchange Place
53 State Street
Boston, MA 02109